SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1997, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



THE PROFIT SHARING RETIREMENT PLAN OF THE PROCTER & GAMBLE
COMMERCIAL COMPANY


Financial Statements for the Years Ended June 30, 1997 and
1996 and Independent Auditor's Report



THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                    Page

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, June 30,
  1997 and 1996

  Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 1997 and 1996

  Notes to Financial Statements for the Years Ended June 30,
  1997 and 1996

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by the Procter & Gamble Master Savings Trust in which this plan participates:

  Assets Held for Investment

  Reportable Transactions for the Year Ended June 30, 1997

  Assets Acquired and Disposed of Within Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default


Deloitte & Touche LLP
---------------------
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                          250 East Fifth Street     Telephone: (513) 784-7100
                          P.O. Box 5340
                          Cincinnati, Ohio 45201-5340

INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company as of June 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/S/DELOITTE & TOUCHE LLP
------------------------
Deloitte & Touche LLP
November 18, 1997

---------------
Deloitte Touche
Tohmatsu
International
---------------


THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
JUNE 30, 1997 AND 1996
------------------------------------------------------------------------------

                                                     1997           1996

ASSETS:
 Investment in the Procter & Gamble Master
  Savings Trust, at fair value                    $29,307,422    $22,409,396
 Contributions receivable                           1,619,503      2,303,357
 Accrued income and other                               1,308          2,350
                                                  -----------    -----------
     Total assets                                  30,928,233     24,715,103

LIABILITIES -  Other                                                   7,310
                                                  -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $30,928,233    $24,707,793
                                                  ===========    ===========

See notes to financial statements.




THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
------------------------------------------------------------------------------
                                                     1997           1996

ADDITIONS:
 Equity in net earnings of the Procter &
  Gamble Master Savings Trust                     $ 7,592,450    $ 3,839,890
  Company contributions (net of forfeitures)        1,690,227      2,411,673
  Other                                                 7,310
                                                  -----------    -----------
     Total additions                                9,289,987      6,251,563
                                                  -----------    -----------

DEDUCTIONS:
 Distributions to participants                      3,069,547      2,389,828
 Other                                                                 7,263
                                                  -----------    -----------
     Total deductions                               3,069,547      2,397,091
                                                  -----------    -----------

NET INCREASE                                        6,220,440      3,854,472

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                 24,707,793     20,853,321
                                                  -----------    -----------

 End of year                                      $30,928,233    $24,707,793
                                                  ===========    ===========

See notes to financial statements.




THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan is funded through contributions by The Procter & Gamble Commercial Company, Procter & Gamble Pharmaceuticals, Inc. (formerly Eaton Laboratories, Inc.) and Olay Company, Inc. (hereinafter collectively referred to as the "Plan Sponsors"). The Plan Sponsors are wholly-owned subsidiaries of The Procter & Gamble Company (Company). Substantially all employees of the Plan Sponsors, who are not active participants in another Company sponsored plan, are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      All Plan assets are held in the Procter & Gamble Master Savings Trust (Master Trust) at June 30, 1997 and 1996, along with the assets of other Company sponsored defined contribution plans (see Note 4). Each of the Plans has a proportionate and undivided ownership interest in the Master Trust assets.

      CONTRIBUTIONS AND VESTING - The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and number of credit service years of each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors' contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan. The following schedule details the participation percentages by years of service.


                                                            PARTICIPATION
      YEARS OF SERVICE                                      PERCENTAGE

      1-3                                                        8%
      4-6                                                        9%
      7-8                                                        10%
      9-10                                                       11%
      11-12                                                      12%
      13-14                                                      13%
      15 or more                                                 14%


      Subsequent to July 1, 1989, participants are vested 100% upon completion of the five years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death and also upon attainment of 65 years of age, regardless of years of service.

      DISTRIBUTIONS - Distributions of Plan benefits may be made in a lump sum or in installment payments over a period not to exceed fifteen years after the date of death, termination, retirement, or disability. Distributions payable to participants as of June 30, 1997 and 1996 are approximately $1,156,000 and $404,000.

      FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. If the participant is rehired prior to a five-year break in service, as defined by the Plan, the amount which was to have been forfeited is restored to the participant's account. Forfeited amounts are used to reduce the Plan Sponsors' annual contribution in the year that the forfeitures are available.

      PARTICIPANT ACCOUNTS - As described in the respective fund prospectus, participants may allocate contributions made to their account in one or all of the following investment options offered by the Master Trust (Note
      4):

         RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

         MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - A fund investing in both equity and fixed-income securities.

         SMALL COMPANY FUND - A fund investing in a portfolio of equity securities issued by small companies.

         INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.


The activity and balances in the funds are summarized as follows for the years ended June 30, 1997 and 1996:

                                                                 Master
                                        Master        Master     Trust                      Master    Master
                          Master        Trust         Trust      Management   Master        Trust     Trust
                          Trust         Company       Managed    Large        Trust         Small     International
                          Reserve       Stock         Bond       Company      Diversified   Company   Equity
                          Fund          Fund          Fund       Fund         Fund          Fund      Fund            Total
Net assets available
 for benefits,
 June 30, 1995             $2,286,370   $ 6,672,604   $ 96,105   $  259,888   $11,538,354                             $20,853,321

Equity in net earnings
 of the Procter &
 Gamble Master Savings
 Trust                        122,533     1,686,970     10,985       92,930     1,926,472                               3,839,890

 Company contributions        347,264     1,213,767    106,576      369,373       374,693                               2,411,673
  (Net)
 Distributions to
  Participants                (10,748)     (826,246)    (7,321)      (7,005)   (1,538,508)                             (2,389,828)
 Interfund transfers          343,594       718,961    (17,850)     248,682    (1,293,387)
 Other                                       (3,193)                               (4,070)                                 (7,263)
                           ----------   -----------   --------   ----------   -----------                             -----------

Net assets available
 for benefits, June 30,
 1996                       3,089,013     9,462,863    188,495      963,868    11,003,554                              24,707,793

Equity in net earnings
 of the Procter &
 Gamble Master Savings
 Trust                        173,424     4,984,795     16,517      327,533     2,082,326   $ 2,900   $ 4,955           7,592,450
Company Contributions
 (Net)                        228,214     1,165,994     11,458      266,277       (26,433)   20,718    23,999           1,690,227
Distributions to
 participants                (117,054)   (1,004,438)   (15,221)     (39,359)   (1,893,475)                             (3,069,547)
Interfund transfers           (20,585)        8,506    (30,386)       7,032       (32,021)   29,019    38,435
Other                                         3,242                                 4,068                                   7,310
                           ----------   -----------   --------   ----------   -----------   -------   -------         -----------

Net assets available
 for benefits,
 June 30, 1997             $3,353,012   $14,620,962   $170,863   $1,525,351   $11,138,019   $52,637   $67,389         $30,928,233
                           ==========   ===========   ========   ==========   ===========   =======   =======         ===========



      PLAN TERMINATION - Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts and the net assets of the Plan will be distributed in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company Common Stock is valued at the closing price on established security exchanges. The Plan's investment funds (funds) are valued by the fund manager based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust and each participant's account by the trustee.

      EXPENSES OF THE PLAN - All expenses of the Plan are paid by the Plan Sponsors.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    INCOME TAX STATUS

      The Plan is exempt from Puerto Rico income taxes under the provisions of
      Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Plan is also a qualified employees' trust under Section 401(a) of the Internal Revenue Code and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the latest determination letters. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the Internal Revenue Code. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 1997 and 1996.

4.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank, Ohio, N.A. (PNC
      Bank).

      Use of a Master Trust permits the commingling of various Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust.

      The following represents the 1997 and 1996 audited information regarding the Master Trust. The Plan's investment in the Master Trust represents five percent or more of the Plan's net assets.



Assets of the Master Trust at June 30, 1997 are summarized as follows:

                                                                                    MANAGEMENT               INTER-
                                              COLLECTIVE                            LARGE        SMALL       NATIONAL
                    RESERVE      COMPANY      INCOME      MANAGED      DIVERSIFIED  COMPANY      COMPANY     EQUITY
                    FUND         STOCK FUND   FUND        BOND FUND    FUND         FUND         FUND        FUND        TOTAL
Investments, at
 fair value         $29,617,561  $62,086,043              $6,142,246  $34,228,224  $56,870,143  $3,633,718  $2,646,225  $195,224,160
Accrued interest
 and dividends              307        1,864       -              10           11          315                       2         2,509
                    -----------  -----------  -------     ----------  -----------  -----------  ----------  ----------  ------------
Total               $29,617,868  $62,087,907       -      $6,142,256  $34,228,235  $56,870,458  $3,633,718  $2,646,227  $195,226,669
                    ===========  ===========  =======     ==========  ===========  ===========  ==========  ==========  ============

Plan's investment
 in Master Trust    $ 3,122,864  $13,535,294       -      $  159,218  $11,155,651  $ 1,259,086  $   31,919  $   43,390  $ 29,307,422
                    ===========  ===========  =======     ==========  ===========  ===========  ==========  ==========  ============
Plan's percentage
 ownership
 in Master Trust            11%          22%       -              3%          33%           2%          1%          2%           15%
                    ===========  ===========  =======     ==========  ===========  ===========  ==========  ==========  ============

Investments held by the Master Trust at June 30, 1997 are summarized as follows:

The Procter &
 Gamble Company
 common stock                    $61,848,290                                                                            $ 61,848,290
Mutual Funds        $29,551,631                           $6,142,167  $34,228,147  $56,778,476  $3,633,668  $2,646,159  $132,980,248
Short-term
 investments             65,930      237,753                      79           77       91,667          50          66       395,622
                    -----------  -----------  -------     ----------  -----------  -----------  ----------  ----------  ------------

Total investments
 at fair  value     $29,617,561  $62,086,043      -       $6,142,246  $34,228,224  $56,870,143  $3,633,718  $2,646,225  $195,224,160
                    ===========  ===========  =======     ==========  ===========  ===========  ==========  ==========  ============

Investment income from the Master Trust for the Year Ended June 30,
1997 is summarized as follows:

Net appreciation
 in fair value
 of investments     $ 1,780,575  $20,441,836  $17,160     $  590,951  $ 6,104,650  $15,268,979  $  502,955  $  338,042  $ 45,045,148
Dividends                            902,614                                                                                 902,614
Interest                 16,372       59,039                      10           11       22,763                       2        98,197
                    -----------  -----------  -------     ----------  -----------  -----------  ----------  ----------  ------------
Total               $ 1,796,947  $21,403,489  $17,160     $  590,961  $ 6,104,661  $15,291,742  $  502,955  $  338,044  $ 46,045,959
                    ===========  ===========  =======     ==========  ===========  ===========  ==========  ==========  ============

Plan's equity
 in net earnings
 of Master Trust    $   173,424  $ 4,984,795      -       $   16,517  $ 2,082,326  $   327,533  $    2,900  $    4,955  $  7,592,450
                    ===========  ===========  =======     ==========  ===========  ===========  ==========  ==========  ============


Assets of the Master Trust at June 30, 1996 are summarized as follows:

                                           COLLECTIVE                                                  MANAGEMENT
                            COMPANY        INCOME         RESERVE        MANAGED        DIVERSIFIED    LARGE COMPANY
                            STOCK FUND     FUND           FUND           BOND FUND      FUND           FUND             TOTAL
Investments, at fair
 value                      $39,898,303    $1,069,360     $33,444,591    $7,418,762     $28,770,033    $39,728,293      $150,329,342
Accrued interest and
 dividends                       10,764                         3,198         4,502             757            192            19,413
                            -----------    ----------     -----------    ----------     -----------    -----------      ------------
Total                       $39,909,067    $1,069,360     $33,447,789    $7,423,264     $28,770,790    $39,728,485      $150,348,755
                            ===========    ==========     ===========    ==========     ===========    ===========      ============

Plan's investment in
 Master Trust               $ 8,332,808            -      $ 2,698,235    $  143,976     $10,650,569    $   586,158      $ 22,411,746
                            ===========    ==========     ===========    ==========     ===========    ===========      ============

Plan's percentage
 ownership interest
 in Master Trust                    21%           -                8%            2%             37%             1%               15%
                            ===========    ==========     ===========    ==========     ===========    ===========      ============

Investments held by the Master Trust at June 30, 1996 are summarized as follows:

The Procter & Gamble
 Company common stock       $37,279,772                                                                                $ 37,279,772
Registered investment
 Companies                                 $1,069,354                                                                     1,069,354
Mutual Funds                                              $32,549,485    $6,123,232     $28,769,928    $39,727,953      107,170,598
Short-term investments        2,618,531             6         895,106     1,295,530             105            340        4,809,618
                            -----------    ----------     -----------    ----------     -----------    -----------     ------------
Total investments at
 fair value                $39,898,303     $1,069,360     $33,444,591    $7,418,762     $28,770,033    $39,728,293     $150,329,342
                           ===========     ==========     ===========    ==========     ===========    ===========     ============

Investment income from the Master Trust for the Year Ended June 30, 1996 is summarized as follows:

Net appreciation
 in fair value of
 investment                $ 9,834,651    $    77,805    $ 1,915,455    $   425,453    $ 4,871,804    $ 6,936,932      $ 24,062,100
Dividends                      744,985                                                                                      744,985
Interest                        80,708                        27,760         40,069            266            108           148,911
                           -----------    ------------   -----------    -----------    -----------    -----------      ------------
Total                      $10,660,344    $    77,805    $ 1,943,215    $   465,522    $ 4,872,070    $ 6,937,040      $ 24,955,996
                           ===========    ===========    ===========    ===========    ===========    ===========      ============

Plan's equity in
 net earnings
 of Master Trust           $ 1,686,970                   $   122,533    $    10,985    $ 1,926,472    $    92,930      $  3,839,890
                           ===========    ===========    ===========    ===========    ===========    ===========      ============



                                 * * * * * *



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   The Profit Sharing Retirement Plan
                                   of The Procter & Gamble Commercial
                                   Company




                                   /s/JOSEPH R. LAWHEAD
Date:  December 19, 1997           ---------------------------------------
                                   Joseph R. Lawhead
                                   Member, Benefits Committee




                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche